Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated May 10, 2021, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2021

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

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IMPORTANT INFORMATION ABOUT THE
IVY SCIENCE AND TECHNOLOGY FUND (THE "FUND")

On December 2, 2020, Waddell & Reed Financial, Inc. ("WDR"), the parent company of Ivy Investment Management Company, the Fund's investment adviser, and Macquarie Management Holdings, Inc. ("Macquarie") entered into an agreement whereby Macquarie would acquire the investment management business of WDR (the "Transaction"). The Transaction closed on April 30, 2021. The Fund, as part of Delaware Funds by Macquarie, is now managed by Delaware Management Company.

Accordingly, effective immediately, all references in your contract prospectus and contract prospectus summary, as applicable, to "Ivy Management Company," as investment adviser to the Fund, are to be deleted and replaced with "Delaware Management Company" and, effective July 2, 2021, all references in your contract prospectus and contract prospectus summary, as applicable, to the "Ivy Science and Technology Fund" are to be deleted and replaced with "Delaware Ivy Science and Technology Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya**

Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.